September 7, 2016

VIA EDGAR TRANSMISSION

Craig Arakawa, Accounting Branch Chief

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 31, 2016
File No. 001-15030
Response to Staff Comment Letter dated August 24, 2016

Dear Mr. Arakawa:

By letter dated August 24, 2016, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2015 (the “Annual Report 2015”).  This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for Year Ended December 31, 2015

Financial Statements

Note 3. Information by business segment and by geographic area

a) Operating income (loss) and adjusted EBITDA, page F-16

We note your disclosure that adjusted EBITDA is used by management to support the decision-making process for segments. Please address the following:

Comment 1:

Tell us the reasons for the change in your segment profitability measure from net income (loss) in the prior period to adjusted EBITDA in the current year. In future filings, provide the disclosures required by IFRS 8, paragraph 27(e).

Response:

Our segment profitability measure, as presented to the Executive Board and, as disclosed in the notes to our financial statements, was the same in 2015 and in 2014. However:

  We changed the title. In note 3(a) in our Annual Report 2015, we used the term “Adjusted EBITDA”, while in note 26(b) in our annual report on Form 20-F for the year ended 2014 we used the term “Margin before depreciation” (which was adjusted as described in footnote (iv) to the table). The two measures are the same.
  We changed the order of the tables to improve the disclosure by presenting the segment profitability measure in the first table.

We do not believe those changes require disclosures under paragraph 27(e) of IFRS 8.

Comment 2:

Clarify who is the CODM and whether adjusted EBITDA is the measure used by the CODM in evaluating performance and allocating resources. If so, explain to us the reasons for presenting the other two measures, segment operating income (loss) here and segment net income (loss) in note 3(c) and how your disclosures comply with IFRS 8, paragraph 26.

Response:

The CODM is the Executive Board, as the first sentence of note 3 implies. Adjusted EBITDA is the only measure it uses to evaluate segment performance, as the second sentence of note 3 states, and we believe the presentation complies with IFRS 8, paragraph 26.

We presented segment operating income (loss) and segment net income (loss) to reconcile from segment Adjusted EBITDA to consolidated net income (loss). Specifically, we reconciled from segment Adjusted EBITDA to segment operating income (loss) in note 3(a); and we reconciled from segment operating income (loss) to segment net income in note 3(c). In future filings, however, we will cease presenting segment operating income (loss) and segment net income (loss).

Comment 3:

In future filings, revise to provide reconciliations of the measure adjusted EBITDA to net income (loss) from continuing operations as required by IFRS 8, paragraph 28(b). Also, revise to include such reconciliations under Results of operations by segment on page 92.

Response:

In future fillings we will present a reconciliation from the total of segment Adjusted EBTIDA to Net income (loss), as illustrated below. We will include this reconciliation in the segment note to the financial statements and in the MD&A discussion of operating performance. As discussed in the previous response, we will cease to present operating income (loss) and net income (loss) on a segment basis.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Annual Report 2015; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report 2015; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

Cc:	Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP

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